UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          NATIONAL HOLDINGS CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    68158N106
                                 (CUSIP Number)


                               Marshall S. Geller
                        St. Cloud Capital Partners, L.P.
                      10866 Wilshire Boulevard, Suite 1450
                          Los Angeles, California 90024
                                 (310) 475-2700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 16, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
                                (Amendment No. 1)

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      St. Cloud Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY             2,238,333*
OWNED BY           -------------------------------------------------------------
EACH               8     SHARED VOTING POWER
REPORTING
PERSON                   2,238,333*
WITH               -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         2,238,333*
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         2,238,333*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,238,333*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IV, PN
--------------------------------------------------------------------------------
*     See response to Item 5(a) and Item 5(b).
** Based on 5,223,968 shares of the Company's Common Stock outstanding as of August 11, 2006, as reported by the Company.

                                   SCHEDULE 13D
                                (Amendment No. 1)

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SCGP, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY             0*
OWNED BY           -------------------------------------------------------------
EACH               8     SHARED VOTING POWER
REPORTING
PERSON                   2,238,333*
WITH               -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         0*
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         2,238,333*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,238,333*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
*     See response to Item 5(a) and Item 5(b).
** Based on 5,223,968 shares of the Company's Common Stock outstanding as of August 11, 2006, as reported by the Company.

                                   SCHEDULE 13D
                                (Amendment No. 1)

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      St. Cloud Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY             0*
OWNED BY           -------------------------------------------------------------
EACH               8     SHARED VOTING POWER
REPORTING
PERSON                   2,238,333*
WITH               -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         0*
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         2,238,333*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,238,333*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
*     See response to Item 5(a) and Item 5(b).
** Based on 5,223,968 shares of the Company's Common Stock outstanding as of August 11, 2006, as reported by the Company.

                                   SCHEDULE 13D
                                (Amendment No. 1)

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marshall S. Geller
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF, PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |X|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY             53,050*
OWNED BY           -------------------------------------------------------------
EACH               8     SHARED VOTING POWER
REPORTING
PERSON                   2,291,383*
WITH               -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         53,050*
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         2,291,383*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,291,383*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.7%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
*     See response to Item 5(a) and Item 5(b).
** Based on 5,223,968 shares of the Company's Common Stock outstanding as of August 11, 2006, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 1)


Item 1. Security and Issuer.

      This Amendment No. 1 amends and supplements the statements on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of National Holdings Corporation (formerly Olympic Cascade Financial Corporation), a Delaware corporation (the "Company" or the "Issuer") and is filed with the Securities and Exchange Commission on behalf of the following persons: (i) St. Cloud Capital Partners, L.P.; (ii) SCGP, LLC; (iii) St. Cloud Capital, LLC; and (iv) Marshall S. Geller. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

Between January 26, 2006 and June 9, 2006, Marshall Geller made three open market purchases of Common Stock resulting in an aggregate purchase of 43,050 shares. Of the 43,050 shares purchased, 6,300 shares were purchased for Mr. Geller's individual retirement account and the remainder in his individual capacity. These shares were purchased with personal funds.

On March 15, 2006, the Issuer granted to Mr. Geller a stock option to purchase 10,000 shares of Common Stock at an exercise price of $1.35 per share. These options fully vested on September 16, 2006.

Item 4. Purpose of Transaction.

Mr. Geller acquired the shares referenced in Item 3 above solely for the purpose of investment. Mr. Geller acquired these shares for his own account with no intention of violating federal or applicable state securities laws.

Mr. Geller was granted the option referenced in Item 3 above through the Issuer's 1999 stock option plan.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 5,223,968 shares of Common Stock outstanding as of August 11, 2006. St. Cloud Capital Partners, L.P. is the beneficial owner of 2,238,333 shares of Common Stock (including 1,133,333 shares of Common Stock issuable upon conversion of the Company's Series B Convertible Preferred Stock, 850,000 shares of Common Stock issuable upon conversion of the St. Cloud Note and 255,000 shares of Common Stock issuable upon exercise of the St. Cloud Warrant), which represents 29.99% of the outstanding shares of Common Stock.

Marshall Geller is the direct owner of 53,050 shares of Common Stock. Such amount includes 10,000 shares issuable upon exercise of a fully-vested stock option and 6,300 shares held in Mr. Geller's IRA. Also, because Mr. Geller is a co-founder and senior manager of SCGP, the general partner of St. Cloud Partners, Mr. Geller may be deemed to own beneficially the 2,238,333 shares of Common Stock issuable upon conversion of the Company securities held by St. Cloud Capital Partners, L.P.

(b) St. Cloud Capital Partners, L.P. has the power to direct the vote of 2,238,333 shares of Common Stock and the power to direct the disposition of 2,238,333 shares of Common Stock. In Mr. Geller's capacity as a co-founder and senior manager of SCGP, Mr. Geller may be deemed to beneficially own the 2,238,333 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP. Mr. Geller also is the direct beneficial owner of 46,750 shares of Common Stock held in his individual capacity and 6,300 shares of Common Stock held in his IRA.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the Issuer's stock option plan as described in Item 7 are hereby incorporated by reference as though fully set forth herein.

Item 7. Material to be Filed as Exhibits

      1 "Exhibit A" of this Schedule 13D/A is the Issuer's 1999 Stock Option Plan and is hereby incorporated by reference to Exhibit 4.3 of the Issuer's Form S-8 filed in February 1999 as though fully set forth herein.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2006

                                            St. Cloud Capital Partners, L.P.

                                            By: SCGP, LLC
                                            Its: General Partner


                                            By: /s/ Marshall S. Geller
                                                --------------------------------
                                                Name:  Marshall S. Geller
                                                Title: Senior Managing Member


                                            SCGP, LLC


                                            By: /s/ Marshall S. Geller
                                                --------------------------------
                                                Name:  Marshall S. Geller
                                                Title: Senior Managing Member


                                            St. Cloud Capital, LLC


                                            By: /s/ Marshall S. Geller
                                                --------------------------------
                                                Name:  Marshall S. Geller
                                                Title: Senior Managing Director


                                            /s/ Marshall S. Geller
                                            ------------------------------------
                                            Marshall S. Geller